UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 26, 2025

FACT II ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42421	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

14 Wall Street, 20th Floor New York, New York United States of America	10005
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one redeemable warrant	FACTU	Nasdaq Global Market
Class A ordinary shares, par value $0.0001 per share, included as part of the units	FACT	Nasdaq Global Market
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACTW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 26, 2025, FACT II Acquisition Corp., a Cayman Islands exempted company (“FACT”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among FACT, FACT II Acquisition LLC, a Cayman Islands limited liability company (“Sponsor HoldCo”), Patriot Merger Subsidiary, Inc., a Florida corporation and a direct, wholly-owned subsidiary of FACT (“Merger Sub”) and Precision Aerospace & Defense Group, Inc. (“PAD”), a Florida corporation. The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein: (i) FACT will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law and Part XII of the Companies Act (As Revised) of the Cayman Islands (the “Domestication”); and (ii) following the Domestication, Merger Sub will merge with and into PAD with PAD surviving the merger as a wholly-owned subsidiary of FACT (the “Merger”), in accordance with the Business Combination Agreement and the Florida Business Corporation Act. It is anticipated that PAD continue its corporate existence under its current name and is referred to herein as “New PAD” as of the time following the Merger. The Domestication, the Merger, and other transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination,” the consummation of the Merger is referred to as the “Closing” and the date of the Closing is referred to as the “Closing Date.”

The Domestication

The Domestication will occur after the date of the Business Combination Agreement and before the Closing Date.

In connection with the Domestication: (i) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of FACT shall convert automatically, on a one-for-one basis, into one share of class A common stock, par value $0.0001 per share, of FACT (the “FACT Class A Common Stock”); (ii) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of FACT shall convert automatically, on a one-for-one basis, into one share of class B common stock, par value $0.0001 per share, of FACT (the “FACT Class B Common Stock,” and together with the FACT Class A Common Stock as of the effective time of the Merger (the “Effective Time”), the “FACT Common Stock”); and (iii) each SPAC Warrant (as defined in the Business Combination Agreement) that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one share of FACT Class A Common Stock at an exercise price of $11.50 per share, on the terms and conditions set forth in the applicable warrant agreement.

Merger Consideration and Structure

Within two business days after the Closing Date, PAD shall deposit, or cause to be deposited, in trust with or otherwise make available to an exchange agent acceptable to PAD (the “Exchange Agent”) for the benefit of the holders of shares of PAD Preferred Stock (as defined in the Business Combination Agreement), for exchange in accordance with the Business Combination Agreement, through the Exchange Agent, cash in an amount equal to the sum of the Preferred Stock Cash Payment and the Preferred Stock Dividend Payment (each as defined in the Business Combination Agreement).

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Effective Time: (i) each share of common stock of PAD, par value $0.001 per share (“PAD Shares”), that is issued and outstanding immediately prior to the Effective Time (other than any treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a number of shares of FACT Common Stock equal to 12,388,291 divided by the number of PAD Shares issued and outstanding immediately prior to the Effective Time; (ii) each share of Series A Preferred Stock of PAD, par value $0.001 per share, (the “PAD Series A Preferred Stock”) (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the PAD Series A Preferred Stock, and (B) a number of shares of FACT Common Stock equal to 621,500 divided by the number of shares of PAD Series A Preferred Stock, PAD Series B Preferred Stock, and PAD Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (the “Per Share Series A-C Preferred Stock Consideration”); (iii) each share of Series B Preferred Stock of PAD, par value $0.001 per share (the “PAD Series B Preferred Stock”) (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series B Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (iv) each share of Series C Preferred Stock of PAD, par value $0.001 per share (the “PAD Series C Preferred Stock”) (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series C Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (v) each share of Series D Preferred Stock of PAD, par value $0.001 per share (the “PAD Series D Preferred Stock”) (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series D Preferred Stock, and (B) a number of shares of FACT Common Stock equal to 300,000 divided by the number of shares of PAD Series D Preferred Stock issued and outstanding immediately prior to the Effective Time; (vi) each outstanding option (whether vested or unvested) to purchase PAD Shares granted under PAD’s 2024 Omnibus Securities and Incentive Plan (“PAD Option”) that is outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into an option to purchase FACT Class A Common Stock upon the same terms and conditions as are in effect with respect to such PAD Option immediately prior to the Effective Time; and (vii)(A) provided that if any Specified Acquisition (as defined in the Business Combination Agreement) is consummated on or before the Closing Date, the Acquisition Shares (as defined in the Business Combination Agreement) issuable in respect of such Specified Acquisition shall be issued to the applicable recipient pursuant to the terms of the definitive agreements providing for such Specified Acquisition, and (B) if any Specified Acquisition has not yet been consummated on or before the Closing Date, the Acquisition Shares issuable pursuant to the terms of the definitive agreements providing for such Specified Acquisition shall not be issued and shall be issued only upon the consummation, if any, of such Specified Acquisition and in accordance with the terms of the definitive agreements providing for such Specified Acquisition.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of PAD and FACT during the period between execution of the Business Combination Agreement and the Closing. Each of the parties to the Business Combination Agreement has agreed to use its commercially reasonable efforts to cause all actions and things necessary to consummate the Business Combination as soon as reasonably practicable. The representations, warranties, covenants, obligations and agreements of the parties made in the Business Combination Agreement will not survive the Closing, except for the covenants, obligations and agreements contained therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, the provisions of Article XI of the Business Combination Agreement and any Fraud Claims (as defined in the Business Combination Agreement).

Registration Statement / Proxy Statement

As promptly as reasonably practicable (and in any event within 40 days) after the date of the Business Combination Agreement, FACT and PAD will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 relating to the Business Combination (the “Registration Statement”), which will contain a proxy statement relating to a meeting of the FACT shareholders (the “FACT Shareholders Meeting”) to be held to consider, among other things, (x) approval of the Domestication, (y) approval of the Business Combination (including the approval and adoption of the Business Combination Agreement, the Merger, ancillary documents and other transactions) and (z) the adoption and approval of certain other proposals the parties deem necessary to effectuate the Business Combination.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions including: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the FACT shareholders (the “FACT Shareholder Approval”) and PAD stockholders (the “PAD Stockholder Approval”), respectively; (ii) the absence of laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation or restraining or imposing any condition on its consummation; (iii) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened in writing by the SEC; and (iv) (x) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the transactions having expired or been terminated, (y) at least sixty (60) days shall have elapsed since the submission to the United States Department of State Directorate of Defense Trade Controls of all information required by 22 C.F.R. § 122.4(b), and (z) each consent of any Governmental Authority (as defined in the Business Combination Agreement) required to consummate the transactions having been obtained and shall be in full force and effect.

The obligations of PAD to consummate the Business Combination are further subject to additional conditions, including, among others: (i) the truth and accuracy of the representations and warranties of FACT and Merger Sub, subject to customary bring-down standards; (ii) material compliance by FACT and Merger Sub with their respective obligations, agreements and covenants under the Business Combination Agreement; (iii) receipt by PAD of a closing certificate of FACT; (iv) there being no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to FACT; (v) FACT having provided the public holders of FACT Class A ordinary shares the opportunity to make redemption elections with respect thereto; (vi) the FACT initial listing application conditionally approved for listing shall have been conditionally approved and, immediately following the Effective Time, FACT shall satisfy any applicable initial listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”); (vii) the aggregate cash proceeds (the “Minimum FACT Cash Amount”) from FACT’s trust account (the “Trust Account”) and other sources as set forth in the Business Combination Agreement, equaling no less than $75,000,000 (after deducting SPAC Transaction Expenses (as defined in the Business Combination Agreement) and any amounts paid to FACT shareholders that exercise their redemption rights in connection with the Business Combination); (viii) receipt of certain executed ancillary documents and amended and restated organizational documents; and (ix) FACT having taken appropriate measures to have all funds held in the Trust Account to be disbursed to FACT and released from the Trust Account to New PAD on the Closing Date.

The obligations of FACT and Merger Sub to consummate the Business Combination are subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of PAD, subject to customary bring-down standards; (i) material compliance by PAD with its agreements and covenants under the Business Combination Agreement; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) having occurred since the date of the Business Combination Agreement that is continuing; and (iv) receipt of a closing certificate of PAD and certain executed ancillary documents.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances, including, without limitation, (i) by mutual written consent of FACT and PAD; (ii) by written notice by either FACT or PAD, if the Closing has not occurred by March 31, 2026, unless a breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the principal cause of the failure of the Closing to occur by such date; (iii) by written notice by either FACT or PAD, in the event an applicable governmental, regulatory or administrative authority has enacted, issued or enforced a final and non-appealable law, rule, regulation, judgment, decree, order or award having the effect of making the Business Combination illegal or otherwise prohibiting, restraining or imposing any condition of the consummation of the Business Combination; (iv) by written notice by FACT or PAD, if FACT or PAD, as applicable, has breached any of its respective representations, warranties, covenants or agreements contained in the Business Combination Agreement, and such failure or breach would render certain conditions precedents to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted in the Business Combination Agreement; (v) by written notice by FACT or PAD, if the board of FACT or PAD, as applicable, has made a Change in Recommendation (as defined in the Business Combination Agreement); (vi) by written notice by FACT or PAD, as applicable, if the PAD shareholder meeting is held and the Required SPAC Shareholder Approval (as defined in the Business Combination Agreement) was not obtained; or (vii) by written notice by FACT if, PAD shall have failed to deliver duly executed copies of PAD Support Agreements (as defined below) between PAD, FACT, and such number of PAD shareholders that constitute the Requisite Majority (as defined in the Business Combination Agreement) unless such action violates or is reasonably expected to result in a violation Section 5 of the Securities Act; provided, however, in the case of (ii) and (iii), such ability to terminate is only available if failure by the party seeking to terminate the Business Combination Agreement to fulfill any obligation under the Business Combination Agreement has not been the principal cause of the failure of the Closing to occur or the legal restraint to be implemented.

Effect of Termination

If the Business Combination Agreement is terminated, it will become null and void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except for any liability on the part of any party for any willful and material breach of the Business Combination Agreement, except that each of (i) the covenants of the parties with respect to confidentiality, (ii) the agreement by each party to pay its own fees and expenses, (iii) the parties’ waiver of claims against the Trust Account, and (iv) the provisions of Article XI of the Business Combination Agreement shall remain in full force and effect.

Timeframes for Filing and Closing

FACT expects to file the Registration Statement as promptly as reasonably practicable after the date of the Business Combination Agreement. The Closing is expected to occur following the fulfillment or waiver of the closing conditions set forth in the Business Combination Agreement.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”). The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in FACT’s public disclosures.

Other Agreements

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on November 26, 2025, Sponsor HoldCo entered into a voting and support agreement with FACT and PAD (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, among other things, Sponsor HoldCo agreed to vote, at any meeting of the shareholders of FACT, and in any action by written consent of the shareholders of FACT, all of its Class A ordinary shares and Class B ordinary shares (i) in favor of each of the Business Combination Agreement, any ancillary document required by the Business Combination Agreement, the Domestication and the Business Combination, including the Merger, and any other matters necessary or appropriate for consummation of the Business Combination; and (ii) against any proposal relating to an Alternative Transaction (as defined in the Business Combination Agreement) or any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or FACT of, prevent or nullify any provision of the Business Combination Agreement. In addition, the Sponsor Support Agreement prohibits Sponsor HoldCo from, among other things, selling, assigning or transferring any Class A ordinary shares or Class B ordinary shares held by it, other than pursuant to the terms of the Sponsor Support Agreement or as expressly contemplated by the Business Combination Agreement, until the earlier of (a) the Closing and (b) the valid termination of the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report.

PAD Support Agreements

The Business Combination Agreement provides that, within 45 days following the execution of the Business Combination Agreement, PAD will deliver to FACT duly executed copies of one or more Voting and Support Agreements (the “PAD Support Agreements”) among PAD, FACT and certain shareholders of PAD (the “PAD Supporting Stockholders”). Pursuant to the PAD Support Agreements, each PAD Supporting Stockholder shall vote (i) in favor of each of the Business Combination Agreement and the Business Combination and any other matters necessary or reasonably requested by PAD for consummation of the Merger or any other transactions contemplated by the Business Combination Agreement and the approval of the Business Combination; (ii) against any proposal relating to an Alternative Transaction (as defined in the Business Combination Agreement); and (iii) against any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or FACT of, prevent or nullify any provision of the Business Combination Agreement.

The PAD Support Agreements will also prohibit the PAD Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of PAD held by them, other than pursuant to the terms of the Sponsor Support Agreement or as expressly contemplated by the Business Combination Agreement, until the earlier of (i) the Closing and (ii) the valid termination Business Combination Agreement.

The foregoing description of the PAD Support Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of PAD Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report.

Lock-Up Agreements

In connection with the Closing, (i) FACT, Sponsor HoldCo and certain holders of equity interests in FACT will each enter into a lock-up agreement (the “Sponsor Lock-Up Agreement”), and (ii) FACT, certain FACT Existing Investors will each enter into a lock-up agreement (the “PAD Shareholder Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), in each case with New PAD.

Pursuant to the Lock-Up Agreements, Sponsor HoldCo and each FACT Existing Investor will agree not to transfer (except for certain permitted transfers): (i) any shares of FACT Common Stock issuable upon the conversion of PAD equity interests or FACT Class B Common Stock, as applicable, and held by such holder after the Closing until 180 days after the Closing Date and (ii) any shares of New PAD common stock issuable upon conversion of shares of restricted Class A FACT common stock and held by such holder after the Closing until 90 days after the Closing Date.

The foregoing description of the Sponsor Lock-Up Agreement and the PAD Shareholder Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Sponsor Lock-Up Agreement and the form of PAD Shareholder Lock-Up Agreement, copies of which are included as Exhibit 10.3 and Exhibit 10.4 to this Current Report.

Advisory Agreement

In connection with the transactions contemplated by the Business Combination Agreement, on November 26, 2025, FACT and FACT’s sponsor, FACT II Acquisition Parent LLC (the “Sponsor”), entered into an advisory agreement (the “Advisory Agreement”) pursuant to which the Sponsor will provide certain services to FACT including, without limitation, in each case relating to the Business Combination, assisting FACT in preparing presentations, introducing FACT to potential investors, assisting FACT in arranging meetings with stockholders of PAD to the extent applicable, and assisting FACT with the preparation of any press releases and filings. The Advisory Agreement provides for FACT to pay to the Sponsor a fee of up to $240,000 (which, in the sole discretion of FACT, may be payable in up to 12 monthly installments).

The Advisory Agreement was reviewed and approved by FACT’s Board of Directors and the Audit Committee thereof.

The foregoing description of the Advisory Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of Advisory Agreement, a copy of which is included as Exhibit 10.5 to this Current Report.

Item 7.01 Regulation FD Disclosure.

Furnished as Exhibit 99.1 is a copy of the investor presentation that FACT and PAD previously used to approach investors in connection with the transactions contemplated by the Business Combination Agreement and other potential transactions.

The information in this Item 7.01 and Exhibit 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Business Combination, FACT and PAD intend to prepare and file with the SEC a Registration Statement, which will include a preliminary proxy statement of FACT and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, FACT will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the FACT shareholder meeting. This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. FACT and PAD may also file other documents with the SEC regarding the Business Combination. FACT’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about FACT, PAD, and the Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to FACT II Acquisition Corp., 14 Wall Street, 20th Floor, New York, New York 10005.

Participants in the Solicitation

FACT, PAD, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from FACT’s shareholders in respect of the Business Combination and the other matters set forth in the Registration Statement. A list of the names of FACT’s directors and executive officers and a description of their interests in FACT is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of FACT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 27, 2025 and is available free of charge at the SEC’s website located at www.sec.gov or by directing a request to FACT II Acquisition Corp., 14 Wall Street, 20th Floor, New York, New York 10005. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward-Looking Statements

Certain statements included in this Current Report that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; the size and growth potential of the markets for PAD’s products and services; potential benefits of the Business Combination; future performance and anticipated financial impacts of the Business Combination; the satisfaction of the closing conditions of the Business Combination; expectations relating to the Business Combination, including the proceeds of the Business Combination, any financing related to the Business Combination and PAD’s expected cash runway and the timing of the Closing. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of PAD’s and FACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of PAD and FACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Business Combination or any transaction or financing related to the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect the combined company or the expected benefits of the Business Combination or any transaction or financing related to the Business Combination; the risk that the approval of the shareholders of FACT or any other condition to Closing is not obtained; failure to realize the anticipated benefits of the Business Combination; risks relating to any legal proceedings that may be instituted against FACT, the combined company or others following the announcement of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to PAD and the combined company; the ability to meet stock exchange listing standards following the consummation of the Business Combination; global economic and political conditions; the amount of redemption requests made by FACT’s public shareholders; and those factors discussed in documents that FACT has filed or will file with the SEC. Additional risks related to PAD’s business include, but are not limited to: the ability to negotiate definitive contractual arrangements with potential customers; the effects of competition on PAD’s future business; expectations regarding the timing of acquisitions and the performance of PAD’s current operating entities and acquisition targets, if such acquisitions are successfully completed; the occurrence of any event, change or other circumstances that could give rise to the termination of PAD’s ongoing acquisitions and potential acquisition targets; and the risk that the Business Combination disrupts current plans and operations of FACT or PAD as a result of the announcement and consummation of the Business Combination.

If any of these risks materialize or FACT’s or PAD’s expectations or assumptions prove to be incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FACT nor PAD presently know or that FACT and PAD currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FACT’s and PAD’s expectations, plans, or forecasts of future events and views as of the date of this Current Report and are qualified in their entirety by reference to the cautionary statements herein. FACT and PAD anticipate that subsequent events and developments will cause FACT’s and PAD’s assessments to change. These forward-looking statements should not be relied upon as representing FACT’s and PAD’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither FACT, PAD, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination, or an offer to sell, or the solicitation of an offer to buy, any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination contemplated hereby or determined that this Current Report is truthful or complete. Any representation to the contrary is a criminal offense.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1†*	Business Combination Agreement, by and among FACT II Acquisition Corp., FACT II Acquisition LLC, Patriot Merger Subsidiary, Inc. and Precision Aerospace & Defense Group, Inc., dated as of November 26, 2025.
10.1†	Sponsor Support Agreement, dated as of November 26, 2025.
10.2	Form of PAD Support Agreement.
10.3	Form of Sponsor Lock-Up Agreement.
10.4	Form of PAD Shareholder Lock-Up Agreement.
10.5	Advisory Agreement, dated as of November 26, 2025.
99.1	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits, schedules and similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.
*	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 3, 2025

FACT II ACQUISITION CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer